CFO Services Group

Statement of Cash Flows
January - May, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	108,916.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivables:Operating Receivables	-13,486.25
Prepaid Expenses:Hello Outbound	-8,425.00
Prepaid Expenses:LI Learning	-330.38
Accounts Payables	
Accounts Payables:Bills Payable	0.00
Credit Cards:CitiCard American Airlines	495.57
Credit Cards:PayPal Credit	348.50
Credit Cards:Wells Fargo Credit Card	403.83
Due To Clients:Client Deposits	10,865.00
Payroll Liabilities:Benefits Payable:401k Payable	-210.71
Payroll Liabilities:Benefits Payable:Dental & Vision Payable	0.00
Payroll Liabilities:Benefits Payable:Medical Payable	-133.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,473.38**
Net cash provided by operating activities	**$98,442.79**
FINANCING ACTIVITIES	
Loans:Loan From WACIF (A)	-3,971.36
Loans:Loan From WACIF (B)	-1,191.39
Loans:Paycheck Protection Program (1st Draw) (deleted)	298.07
Equity - Manuel Cosme:Withdrawals & Contributions	32,400.00
Retained Earnings	-32,400.00
Net cash provided by financing activities	**$ -4,864.68**
NET CASH INCREASE FOR PERIOD	**$93,578.11**
Cash at beginning of period	63,601.89
CASH AT END OF PERIOD	**$157,180.00**